Exhibit 23.2

KPMG LLP 515 Broadway Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 11, 2024, with respect to the consolidated statements of income, comprehensive income, changes in stockholder’s equity, and cash flows of Arrow Financial Corporation for the year ended December 31, 2023, incorporated herein by reference, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Albany, New York

May 5, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.